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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                      for the three-year period ending 2005

                      Form U-12(i)-B (Three-Year Statement)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.   Name and business address of person filing statement:

     Richard Glick PacifiCorp
     825 NE Multnomah, Suite 2000
     Portland, Oregon 97232

2. Names and business addresses of any person through whom the undersigned proposed to act in matters included within the exemption provided by paragraph (b) of Rule U-71:

     Scottish Power plc*                         PacifiCorp
     1 Atlantic Quay                             825 NE Multnomah, Suite 2000
     Glasgow                                     Portland, Oregon 97232
     G28SP, Scotland

     PacifiCorp Power Marketing, Inc.
     650 NE Holladay, Suite 700
     Portland, Oregon 97232

     *Activities giving rise to the obligation to file this report relate directly to PacifiCorp and PacifiCorp Power Marketing, Inc. and only indirectly to ScottishPower- all compensation reported in Section 5 hereof is paid by PacifiCorp or PacifiCorp Power Marketing, Inc.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

     Scottish Power plc, PacifiCorp, and PacifiCorp Power Marketing, Inc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

     Richard Glick, PacifiCorp's Director of Government Affairs represents the company's interests before the US Congress and Federal agencies.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)


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

                                 Salary or other
                                  Compensations
                         ------------------------------

                         Received           to be rcv'd    Person or company from whom Received

Name of recipient           (a)                 (b)

Richard Glick           $39,392.00         $84,790.00      ScottishPower plc, PacifiCorp and
                                                           PacifiCorp Power Marketing, Inc.


     (b)  Basis for compensation if other than salary:  N/A

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

     (a) Total amount of routine expenses charged to client: approximately $810,626.00 per year

     (b)  Itemized list of all other expenses:  N/A


Date:  April 17, 2002                         (Signed)  /s/ Richard Glick
                                                        ------------------------
                                                            Richard Glick